06003730

AB 3/3/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1314 NW Irving Street, Suite 608
(No. and Street)

Portland (City) Oregon (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Taylor (503) 248-9762
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2006
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/4/2006

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John G. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Investment Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
DAVID T. ARTMANN
NOTARY PUBLIC-OREGON
COMMISSION NO. 383294
MY COMMISSION EXPIRES AUG. 2, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA INVESTMENT CORPORATION

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2005

ARCADIA INVESTMENT CORPORATION

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2005

Page

Facing page and cover form

1 Independent auditors' report

Financial statements

2 Statement of financial condition

3 Statement of operations

4 Statement of changes in shareholders' equity

5 Statement of cash flows

6-8 Notes to financial statements

Accompanying information to financial statements

9 Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission

10 Exemption from reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission

11-12 Independent auditors' report on internal accounting control required by SEC Rule 17a-5

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation (the "Company") as of December 31, 2005 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

February 3, 2006

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

ARCADIA INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Assets		
Cash and cash equivalents	$	974,761
Deposit with carrying broker		149,345
Receivable from carrying broker		212,254
Other receivables		43,000
Equipment, net of accumulated depreciation of $137,950		40,579
Investments		42,980
Prepaid expenses and other assets		28,363
	$	1,491,282

Liabilities		
Accounts payable and accrued expenses	$	150,338
Accrued profit sharing		118,293
Notes payable, shareholders		50,000
		318,631
Commitments		
Shareholders' equity		1,172,651
	$	1,491,282

ARCADIA INVESTMENT CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions and other fees	$ 2,882,840
Expenses	
Employee compensation	1,419,562
Payroll taxes	54,453
Employee benefits	170,795
Commissions and floor brokerage	229,310
Communication	53,012
Depreciation	10,630
Dues and subscriptions	41,963
Insurance	7,650
Interest	1,476
Interest, shareholders	4,500
Miscellaneous	7,522
Postage	4,576
Professional fees	53,969
Regulatory fees	6,019
Rent	43,647
Supplies and printing	19,619
Taxes and licenses	41,904
Training and seminars	1,850
Travel and entertainment	42,387
	2,214,844
Income from operations	667,996
Other income (expense)	
Interest income	29,712
Gain on sale of investments	37,648
Loss on disposal of assets	(713)
	66,647
Net income	$ 734,643

ARCADIA INVESTMENT CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common stock, no par value; 10,000,000 shares authorized				
	Shares issued and outstanding	Amount	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balances at beginning of year	22,222	$ 131,404	($ 8,400)	$ 377,683	$ 500,687
Issuance of common stock	2,778	56,327			56,327
Distributions				(150,000)	(150,000)
Net income				734,643	734,643
Unrealized gain on marketable security			30,994		30,994
Total comprehensive income					765,637
Balances at end of year	25,000	$ 187,731	$ 22,594	$ 962,326	$ 1,172,651

Arcadia Investment Corporation
Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities		
Net income	$	734,643
Adjustments to reconcile net income to net cash provided by operating activities		
Realized gain on sale of securities	(	37,648)
Depreciation		10,630
Loss on disposal of assets		713
Change in operating assets and liabilities		
Receivable from carrying broker	(	10,290)
Other receivables	(	23,000)
Prepaid expense and other assets	(	6,450)
Accounts payable and accrued expenses		13,763
Accrued profit sharing		1,612
Net cash provided by operating activities		683,973
Cash flows from investing activities		
Acquisition of equipment	(	30,505)
Purchase of investments	(	103,431)
Proceeds from sale of investments		63,648
Net cash used in investing activities	(	70,288)
Cash flows from financing activities		
Distributions to shareholders	(	150,000)
Issuance of common stock		56,327
Net cash used in financing activities	(	93,673)
Net increase in cash and cash equivalents		520,012
Cash and cash equivalents at beginning of year		454,749
Cash and cash equivalents at end of year	$	974,761
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	5,976
Cash paid during the year for local income taxes	$	38,308

YEAR ENDED DECEMBER 31, 2005

1. Line of business and significant accounting policies

Line of business
The Arcadia Investment Corporation (the "Company") operates principally as a fully disclosed securities broker dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services for capital resources.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Revenues from consulting activities and advisory services are recorded as fees when earned under the terms of the related agreements.

Concentrations of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Investments
The Company accounts for its marketable equity securities in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement requires certain investments in debt and equity securities to be classified as trading, available-for-sale or held-to-maturity.

At December 31, 2005, the Company's marketable equity securities have been categorized as available for sale. Available for sale securities are carried at fair value, with the unrealized holding gains and losses reported as a separate component of shareholders' equity. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification. Quoted market prices are used in determining the fair value of the Company's assets.

Equipment
Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets.

1. Line of business and significant accounting policies (continued)

Income taxes
The Company, with the consent of its shareholders, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

Other receivables
Other receivables are fees earned from consulting activities and advisory services. Corresponding accrued commission expenses of $21,500 have been recorded as of December 31, 2005. Based on historical experience, management has deemed an allowance for doubtful accounts not necessary.

2. Investments

Marketable equity securities include the following at December 31, 2005:

Cost	$	20,800
Gross unrealized gains		32,830
Gross unrealized losses	(	10,650)
Fair value	$	42,980

Unrealized gains on securities included in other comprehensive income as of December 31, 2005 are summarized as follows:

Net holding gains arising during the tear	$	68,643
Reclassification adjustment for net gains realized in net income	(	37,649)
Change in unrealized holding gains	$	30,994

3. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l. As a result, the minimum net capital required is the greater of $100,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2005, the Company has net capital and required net capital of $1,043,337 and $100,000, respectively, and a ratio of aggregate indebtedness to net capital of .26 to 1. Net capital and required net capital may fluctuate on a daily basis.

4. Notes payable, shareholders

The notes payable, shareholders, relate to assets necessary and essential to the business of the Company. The demand notes payable have a 9% interest rate and are collateralized by marketable securities, which are on deposit with the Company's carrying broker. Interest paid to shareholders during 2005 was $4,500.

5. Commitments

Lease
The Company occupies office space under a year-to-year lease, with a company owned by certain shareholders, which began September 1, 2005. The lease is accounted for as an operating lease and minimum lease payments for 2006 total $24,000. Total rent expense under an expired lease and the new lease was approximately $43,600 in 2005.

Shareholder agreement
The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase a shareholder's interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specified payment terms.

6. Employee benefit programs

The Company has a 401(k) plan covering substantially all employees who meet prescribed requirements. The employer's portion of contributions is at the discretion of the Board of Directors, but limited to the amount deductible for federal income tax purposes. A profit sharing contribution of approximately $118,000 was declared for the year ended December 31, 2005. The 401(k) plan was amended effective March 28, 2005 to provide automatic default IRA rollovers.

ARCADIA INVESTMENT CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net capital	
Total shareholders' equity	$ 1,172,651
Less	
Nonallowable assets	
Equipment	40,579
Other assets	28,363
	68,942
Net capital before haircut	1,103,709
Haircuts, cash equivalents and non-market investments	60,372
Net capital	$ 1,043,337
Aggregate indebtedness	
Accounts payable and accrued expenses and other liabilities	$ 268,631
Computation of basic net capital requirements	
Minimum net capital required	$ 100,000
Excess net capital	$ 943,337
Excess of net capital at 1,000%	$ 1,016,474
Ratio of aggregate indebtedness to net capital	0.26 to 1
Reconciliation with Company's computation	
Net capital, as reported in the Company's Part IIA (unaudited)	$ 1,021,837
Audit adjustment for increase in accrued expenses	21,500
Net capital per above	$ 1,043,337

YEAR ENDED DECEMBER 31, 2005

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Arcadia Investment Corporation for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Arcadia Investment Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen, Mesher & Company, P.C.

February 3, 2006